Exhibit 99.1
FLY Leasing Limited September 2011New York

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY Leasing Limited's (FLY) future business and financial performance, FLY's proposed acquisition transaction and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the Company's Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on March 11, 2011 and in the Company's 6-K for the quarter ending June 30, 2011 filed with the SEC on August 5, 2011. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise.

FLY Leasing Overview

- FLY acquires and leases modern, fuel-efficient aircraft on long term contracts to airlines world-wide
- Fleet growing to 109 aircraft valued at *c.* $3 billion:
  - 60 aircraft currently owned (*c.* $1.6 billion)
  - 49 aircraft under contract to be acquired (*c.* $1.4 billion)
- Strong record of shareholder value enhancements:
  - Selling aircraft at a premium to book value
  - Paid 15 consecutive quarterly dividends since listing on NYSE in 2007
  - Repurchased 24% of listed shares at an average price of $7.89 / share
  - Repurchased $169.4 million face value of securitized debt at 49% of face value
    - Have since sold $40.8m current face value of repurchased debt raising cash of $33.8m
- Attractive, non-recourse debt financing with manageable refinancing requirements
- Managed by BBAM, the world's third largest aircraft lease manager:
  - Global reach and extensive airline relationships
  - Full service platform
  - 20+ years of experience
- FLY's strategy is focused on value and growth:
  - Prudent acquisitions
  - Opportunistic sales
  - Shareholder value enhancements

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FLY Leasing

On August 4th, FLY Announced Agreement to Acquire 49 Leased Aircraft

Transformational Acquisition Enhances Shareholder Value

New Portfolio Creates A Stronger, More Attractive Fleet

- **Grows contracted annualized lease rentals by 80%, from $205 million to *c.* $370 million**
- **Increases portfolio size by 82%, from 60 to 109 aircraft**
  - The portfolio is predominantly in-demand, narrowbody aircraft on long-term leases
- **Increases number of lessees by 56%, from 34 to 53 airlines**
  - Further diversifies global footprint of lessees including many of the industry's premier credits
  - Minimal overlap between the new portfolio and FLY's current lessees



Contracted Annualized Lease Rentals (mm)
$370
80%
$205
FLY
FLY Pro Forma
Number of Aircraft
109
82%
60
FLY
FLY Pro Forma
Number of Lessees
53
56%
34
FLY
FLY Pro Forma

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FLY Leasing

Combined Portfolio - Modern Fleet in High Demand Portfolio data as of 30 June 2011. Current FLY data weighted by net book value; acquired portfolio data weighted by current market value appraisals.Does not include the four B767 aircraft owned by a Joint Venture in which FLY has a 57% interest.One A340-300 and two A340-600s. One A330-200, one B747-400, one B767-300ER and one B777-200ER. Portfolio to be Acquired Portfolio to be Acquired A320 Family 23 B737 Next Generation 17 B737 Classics 0 B717s 6 B757s -- Wide Body (2) 3 Total 49 Weighted Average Age 7.6 yr Current FLY Portfolio (1) Current FLY Portfolio (1) A320 Family 26 B737 Next Generation 16 B737 Classics 3 B717s -- B757s 11 Wide Body (3) 4 Total 60 Weighted Average Age 8.4 yr Combined FLY Portfolio (1) Combined FLY Portfolio (1) A320 Family 49 B737 Next Generation 33 B737 Classics 3 B717s 6 B757s 11 Wide Body 7 Total 109 Weighted Average Age 8.0 yr + =

FLY Lessee % of rentals 6.7% 6.0% 5.4% 5.3% 4.8% 4.4% 4.0% 3.8% 3.6% 3.4% Combined Portfolio Will Consist of Strong Credits and Diversified Exposure Total of 53 lessees in 29 countriesRemaining average lease term of 4.0 years (1) Note: The table above is pro forma for the 49 aircraft currently under contract to be acquired.The average remaining lease term is weighted by net book value of aircraft for FLY's existing aircraft and by the current market values for the aircraft to be acquired.

Proven Track Record of Enhancing Shareholder Value - Capitalizing on Aviation and Financial Cycles Aviation and Financial Cycles Aviation and Financial Cycles

FLY's Current Financing Overview

Facility	Key Covenants
$853m Securitization • Reduced to $632m through repurchases and repayments (1) • Minimal amortization until August 2012 • Low margin, hedged interest rates • No refinancing obligation	• Non-recourse • No appraised value tests • Debt Service Coverage Ratio of 1.8 : 1; failure triggers amortization (FLY meets this test) • Limited cash flow to FLY starting in August 2012
$545m Term Loan • Balloon-style maturities starting in November 2012 • Low margins, hedged interest rates	• Non-recourse • Monthly and rolling three month interest coverage ratio (FLY meets this test) • Drawn debt cannot exceed 85% of asset value + cash collateral + ½ of qualifying maintenance reserves (FLY meets this test)

1. Balance as of 8/31/2011. Includes sale of repurchased notes after 6/30/2011.

FLY Leasing

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BBAM Services FLY's Aircraft – Scale and Alignment of Interests

- FLY's portfolio is serviced by BBAM, the world's third largest lessor
- BBAM is 85% owned by its senior management through Summit Aviation Partners
- FLY acquired 15% of BBAM in April 2010
  - FLY's investment in BBAM has been significantly profitable

Ownership Structure


BBAM Senior Executives (Summit Aviation)
~4%
FLY Leasing
85%
15%
BBAM LP

Leading Aircraft Lessors


$60
$50
$40
$30
$20
$10
$0
Fleet Value ($bn)
$49.1
$38.1
$13.8
$8.5
$8.4
GECAS
ILFC
BBAM
RBS
BOC

Note: BBAM managed fleet value is pro forma for the 49 aircraft portfolio to be acquired.

Source: AirFinance Journal, August 2011.

FLY Leasing

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BBAM – Providing FLY with a Global, Full Service Platform

- World's 3rd largest aircraft lease manager with over 450 aircraft under management
- ~100 employees in nine offices with coverage of all regions
- Extensive relationships with 200+ airlines around the world, built over 20+ years
- Leader in Sale & Leaseback deals, providing FLY with access to new aircraft
- Dedicated in-house professional staff providing a comprehensive platform

Comprehensive Platform
Origination & Re-Marketing
Technical Services
Finance, Contracts & Investor Reporting
Legal
Corporate Finance & Capital Markets



San Francisco
New York
Dublin
London
Zurich
Tokyo
Dubai
Singapore
Santiago

FLY Leasing

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Return of Solid Industry Fundamentals 2010A Airline Profits $18 billion 2011F Airline Profits $4 billion 2010A Passenger Traffic Growth 11.6% 2011F Passenger Traffic Growth 4.4% IATA Financial Forecast 2010 to 2030 Worldwide Annual Growth Rates (CHART) Sources: Boeing Current Market Outlook (2011), IATA (June 2011), World Bank, Airline Monitor. Air Travel has Historically Grown at ~2x GDP Aircraft Density by Region (CHART) (CHART)

Fleets under lessor management have grown from less than 100 aircraft in the 1970s to more than 7,000 today Over 56% of airlines (~400 carriers) use aircraft on operating leases Why Airlines Lease Why Airlines Lease Fleet Flexibility Ability to quickly address changing equipment needs Financial Flexibility Less cash required compared to buying aircraft No Residual Value Risk Airlines are willing to forego potential upside in aircraft residual values to avoid residual risks Better Equipment Many airlines can obtain better and more modern aircraft through leasing compared to buying Aircraft Leasing Plays an Increasingly Important Role for Airlines Aircraft Lessor Share of World Fleet Source: Oliver Wyman.

FLY's Strategy for Enhancing Shareholder Value

Appendix

FLY - First Half 2011 Financial Results ($ in thousands, except per share data) Six Months ended June 30, 2011 Six Months ended June 30, 2010 Revenues Operating lease revenue $101,762 $115,683 Equity earnings from Unconsolidated Joint Venture 1,337 580 Gain on sale of option to purchase notes payable - 12,501 Lease termination settlement 1,088 1,169 Interest and other income 653 1,189 Total Revenues 104,840 131,122 Expenses Depreciation $41,565 $42,381 Interest expense 36,896 37,822 Selling, general and administrative 13,897 12,645 Debt purchase option amortization - 947 Maintenance and other costs 3,919 1,353 Total Expenses 96,277 95,148 Net income before provision for income taxes 8,563 35,974 Provision for income taxes 1,702 6,147 Net Income $6,861 $29,827 Diluted weighted average number of shares 26,156,264 29,614,487 Diluted earnings per share $0.26 $1.01

FLY - Selected Balance Sheet Information ($ in thousands, except per share data) June 30, 2011 (Unaudited) December 31, 2010 (Audited) Cash and cash equivalents $187,544 $164,107 Restricted cash and cash equivalents 156,533 164,935 Flight equipment, net 1,620,285 1,613,458 Other assets 34,653 35,724 Total Assets $1,999,015 $1,978,224 Notes payable, net $599,825 $596,190 Borrowings under aircraft acquisition facility 545,249 561,636 Other secured borrowings 94,742 66,283 Security deposits and maintenance reserves 185,322 166,701 Other liabilities 112,350 112,510 Total Liabilities 1,537,488 1,503,320 Total Shareholders' Equity 461,527 474,904 Total Liabilities and Shareholders' Equity $1,999,015 $1,978,224

FLY - Available Cash Flow ( a Non-GAAP Financial Measure) FLY defines Available Cash Flow ("ACF") as net income plus depreciation, amortization of lease incentives and debt issue costs, non-cash share- based compensation, and deferred income taxes. In addition, non-cash gains on purchases of notes payable and other one-time non-cash items are excluded from ACF. FLY's definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of FLY's ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY's performance. ACF should be considered in addition to, not as a substitute for, net income or other financial measures determined in accordance with GAAP. Six Months ended June 30, 2011 Six Months ended June 30, 2011 Six Months ended June 30, 2010 Six Months ended June 30, 2010 Six Months ended June 30, 2011 Six Months ended June 30, 2011 Six Months ended June 30, 2010 Six Months ended June 30, 2010 ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) Six Months ended June 30, 2011 Six Months ended June 30, 2011 Six Months ended June 30, 2010 Six Months ended June 30, 2010 Net Income Net Income Net Income $6,861 $29,827 Add: Add: Depreciation Depreciation 41,565 42,381 Lease incentive amortization Lease incentive amortization Lease incentive amortization Lease incentive amortization 3,187 2,607 Amortization of debt issue costs Amortization of debt issue costs Amortization of debt issue costs Amortization of debt issue costs 3,981 3,848 Non-cash share based compensation Non-cash share based compensation Non-cash share based compensation Non-cash share based compensation 2,363 846 Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown - 2,180 Provision for deferred income taxes Provision for deferred income taxes Provision for deferred income taxes Provision for deferred income taxes 1,090 5,818 Available cash flow Available cash flow Available cash flow Available cash flow $59,047 $87,507 Weighted average diluted shares outstanding Weighted average diluted shares outstanding Weighted average diluted shares outstanding Weighted average diluted shares outstanding Weighted average diluted shares outstanding Weighted average diluted shares outstanding 26,156,264 29,614,487 Available cash flow per share Available cash flow per share Available cash flow per share Available cash flow per share Available cash flow per share $2.26 $2.95

FLY Leasing (NYSE: FLY) Investor Relations Contact: Matt Dallas +1 203-769-5916Matt.Dallas@bbam.com